BIRKENSTOCK HOLDING PLC

1-2 Berkeley Square

London W1J 6EA

United Kingdom

,October 5, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Charles Eastman

Martin James

Erin Donahue

Erin Purnell

RE:	Birkenstock Holding plc

Registration Statement on Form F-1

File No. 333-274483

Ladies and Gentlemen:

Birkenstock Holding plc (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1, as amended, to become effective on October 10, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Joshua N. Korff, Ross M. Leff and Zoey Hitzert of Kirkland & Ellis LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ross M. Leff of Kirkland & Ellis LLP, counsel to the Registrant, at (212) 446-4947, or in his absence, Joshua N. Korff at (212) 446-4943, or Zoey Hitzert at (212) 909-3324.

[Signature Page Follows]

Very truly yours,

BIRKENSTOCK HOLDING PLC

By:	/s/ Nikhil Thukral
Name:	Nikhil Thukral
Title:	Director

cc:	Oliver Reichert, Chief Executive Officer

Dr. Erik Massmann, Chief Financial Officer

Christian Heesch, Chief Legal Officer

Birkenstock Holding plc

Ross M. Leff

Joshua N. Korff

Zoey Hitzert

Kirkland & Ellis LLP

Marc D. Jaffe

Ian D. Shuman

Adam J. Gelardi

Latham & Watkins LLP

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